WILSHIRE ENTERPRISES, INC.
1 Gateway Center
Newark, NJ 07102
(201) 420-2796

January 29, 2009

Mellissa Campbell Duru, Esq.
Attorney Advisor
Office of Mergers and Acquisitions
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:	Wilshire Enterprises, Inc.
Preliminary Proxy Statement on Schedule 14A
Filed January 16, 2009
File No. 1-04673

Dear Ms. Duru:

Wilshire Enterprises, Inc. (the “Company”) has received your letter to Cadwalader, Wickersham & Taft LLP, counsel to the Company, dated January 26, 2009, concerning the Company's preliminary proxy materials filed with the Commission on January 16, 2009.  The Company has set forth below each of the Staff's comments verbatim, followed by the Company’s response.

For the convenience of the Staff, the Company is filing revised preliminary proxy materials along with this letter, which reflect the changes described herein.  In addition to the EDGAR filing, we are delivering a hard copy of this letter, along with a courtesy copy of the revised preliminary proxy statement marked to indicate changes from the version filed on January 16, 2009.

PREC14A filed January 16, 2009

General

1.
SEC Comment:  We refer you to the press release filed with your January 12, 2009 Form 8-K.  Although you checked the box to identify the materials as soliciting materials pursuant to Rule 14a-12, you did not file the release under cover of Schedule 14A.  Additionally, the filing was not properly tagged on the EDGAR as a “PREC14A”.  To ensure that you properly identify the soliciting materials you file on EDGAR, please contact the SEC’s Filer Support Branch at 202.551.8900.

Mellissa Campbell Duru, Esq.	January 29, 2009

Company Response:  In all future filings, the Company will file soliciting materials under cover of Schedule 14A and will endeavor to ensure that all such filings are properly tagged.

2.	SEC Comment: Revise the first page of the proxy statement and the form of proxy to clearly mark them as “Preliminary Copies.” Refer to Rule 14a-6(e)(1).

Company Response:  The words "Preliminary Copy" have been added to the Notice, the first page of the revised preliminary proxy statement and the form of proxy.

3.
SEC Comment:  Please update the proxy statement disclosure generally to fill in all blanks, to reflect new information about the actual proposals being submitted by the insurgents or other stockholders and to disclose the beneficial ownership of the company’s shares.  Additionally, please note the updated information regarding beneficial ownership that is reflected in the Schedule 13D/A filed by Messrs. Goldstein, Dakos and Bulldog Investors on January 21, 2009 and the revised proxy statement filed on January 22, 2009, which changes the matters upon which Full Value is soliciting.

Company Response:  All blanks have been completed in the revised preliminary proxy materials other than the date of the proxy statement and mailing date (as these dates will be determined once the Staff advises the Company that it has no further comments).  The shareholdings of officers, directors and greater than 5% owners have been updated to January 26, 2009.

The Company has revised its preliminary proxy statement note to reflect the updated information regarding beneficial ownership that is reflected in the Schedule 13D/A filed by Messrs. Goldstein, Dakos and Bulldog Investors on January 21, 2009.  The Company has further updated its preliminary proxy statement to reflect the matters for which Full Value is soliciting proxies and for which the Company has received advance notice in accordance with its by-laws.  The Company first received notice of Full Value’s intention to nominate Messrs. Goldstein and Das for election as Class II directors of the Company on January 21, 2009, over a month past the Company’s advance notice deadline.  As a result, this proposal was not timely submitted and will not be permitted to be acted upon at the Annual Meeting.  The Company has revised its preliminary proxy statement to clearly relate this information to stockholders.  See pages 1 and 2 of the revised materials.

4.
SEC Comment:  Please provide a background discussion of the contacts the company has had with the insurgent group of investors during the time period leading up to the current solicitation.  You should describe in sufficient detail whether the Board responded to contacts made by the Bulldog Group and the specifics of any discussions between the parties.

Mellissa Campbell Duru, Esq.	January 29, 2009

Company Response:  The requested disclosure has been added under the heading “Contacts with Full Value”.

5.
SEC Comment:  Throughout your proxy, you reference the actions the company is taking to maximize stockholder value.  Please provide greater detail and support for your statements by identifying specific actions or on-going negotiations that the Board or the Strategic Planning Committee have taken or intend to take.  Additionally, provide quantitative or qualitative information regarding how the company will, for example, “increas[e] value by adding to its asset portfolio,” and if material, disclose the general characteristics of the “specific properties” you are evaluating.  Clarify the statement that you are evaluating “existing loans for possible acquisitions at attractive prices . . .”

Company Response:  The disclosure has been expanded and clarified as requested.  See pages 1-3 of the revised materials.

Participants in the Solicitation, page 6

6.	SEC Comment: Clarify in the paragraph under this heading that the company is a participant as defined in Instruction 3 to Item 4 of Schedule 14A.

Company Response:  The language has been clarified to indicate that the Company is a participant in the solicitation.  See page 7 of the revised materials.

7.
SEC Comment:  Revise to clarify the methods you will use to solicit proxies.  Please be advised that all written soliciting materials, including any e-mails or scripts to be used in soliciting proxies must be filed under the cover of Schedule 14A on the date of first use.  Refer to Rule 14a-6(b) and (c).  Please confirm your understanding.

Company Response:  The methods the Company will use to solicit proxies have been clarified.  See page 8 of the revised materials.  The Company hereby confirms its understanding that all written soliciting materials, including any e-mails or scripts to be used in soliciting proxies must be filed under the cover of Schedule 14A on the date of first use.

Mellissa Campbell Duru, Esq.	January 29, 2009

Proposal 1

Election of Directors, page 8

8.
SEC Comment:  Provide further explanation regarding the impact of the postponement of the annual meeting for 2008.  For example, Article I, Section 1 of the by-laws of the company states that an annual meeting is to be held each year.  Your current disclosure suggests that you will present agenda items only relating to the 2008 annual meeting and makes no reference to when the 2009 Annual Meeting will be held.  Please explain when you intend to hold the 2009 annual meeting.  Your disclosure and response should set forth any relevant analysis of state corporate law provisions supportive of your approach.  In addition, please reference any rights that shareholders may have under state corporate law stemming from your failure to hold an annual meeting.  In this regard, we note that the last annual meeting was held in June 2007.[1]

Company Response:  Since Wilshire held annual meetings for, among other reasons, the election of the Class III directors on July 19, 2007 and the election of Class II directors on May 25, 2006, only the terms of office of Class I directors will expire at the February 26, 2009 meeting of stockholders under the Company's certificate of incorporation and by-laws as that meeting will be the "the third succeeding annual meeting" following their election.  The February 26, 2009 meeting will only be the second succeeding annual meeting following the election of the Class II directors and, therefore, their terms will not expire at such meeting.  There is no requirement of Delaware law or otherwise that a class of directors stand for election prior to the completion of its term.  The Company has explained in its proxy materials that the annual meeting that would have been held in the summer of 2008 was delayed because the Company expected to close its merger with NWJ Companies prior to December 31, 2008. The proxy statement has also been revised to disclose that the Company plans to hold a meeting of stockholders not later than August 2009 for the election of the Class II directors.

9.	SEC Comment: Disclose whether each of the nominees has consented to being named as a nominee. See Rule 14a-4(d).

Company Response:  The requested disclosure has been made.  See page 10 of the revised materials.

Board of Directors and its Committees; Director Compensation, page 12

10.
SEC Comment:  Article II, Section 1 of the by-laws of the company states that directors shall hold office until the third Annual Meeting of Stockholders next succeeding their election.  If you do not intend to hold another annual meeting in 2009 related to the election of Class II directors, please clarify for shareholders that Class II directors’ terms would otherwise have expired in 2009 if the company had not failed to have the 2008 annual meeting in 2008.  Clarify in your disclosure that as a result of the postponement of the 2008 Annual Meeting to 2009, Class II and Class III directors’ terms have effectively been extended until your next two successive annual meetings or explain, if you take a contrary view.

1 The Company notes that its last annual meeting was held July 19, 2007.

Mellissa Campbell Duru, Esq.	January 29, 2009

Company Response:  The Company does not believe that such terms have been extended for the reasons set forth in the Company's response to Comment 8.  In addition, the Company has disclosed that it plans to hold a meeting of stockholders not later than August 2009 at which the Class II directors would be elected.

Statement by the Board in Opposition to Proposals 4 and 5, page 31

11.
SEC Comment:  Your disclosure suggests that a part of the Board’s strategy to enhance stockholder value is dependent on the leadership and experience provided by Mr. Kevin B. Swill and Mr. James M. Orphanides.  To the extent it is material to an understanding of each of their qualifications and the Board’s actions in appointing them, please disclose the reasons why Messrs. Swill and Orphanides left their former positions.  In this regard, we refer you to the Schedule 13D filed by Bulldog Investors on December 12, 2008 which suggested that Mr. Swill had been terminated for cause.

Company Response:  The reasons for Messrs. Swills and Orphanides respective departures are now included under the heading “Statement by the Board in Opposition to Proposals 4 and 5”.

12.
SEC Comment:  You assert that the Full Value insurgent group is attempting to acquire control of a majority of the Board, “without paying Wilshire stockholders the control premium they deserve.”  Revise to characterize this statement as your belief.  Since Full Value is not acquiring shares, it is not evident that a “control premium” as that term is generally understood would apply in this context.

Company Response:  As only Class I directors will be subject to election at the Annual Meeting and Full Value withdrew its proposal to increase the size of the Company’s Board, the Company has removed this statement from its proxy statement.

The Company notes, however, that Full Value stated in its letter to the Company dated December 18, 2008, which was filed as an exhibit to Amendment No. 11 to its Schedule 13D, that Full Value was making its proposals because “shareholders should be able to elect a majority of the board of directors at this meeting if they would rather pursue a liquidity event than the new direction strategy.”  If Full Value accomplished its objective to have its nominees elected to a majority of the seats on the Company’s Board of Directors, its nominees would represent a majority of the Board and would have effective control of the Company without Full Value acquiring a majority of the Company’s shares outstanding.  While the method pursuant to which Full Value would acquire control of the Company differs from a tender offer or a merger, the result is the same—Full Value would have the power to direct the Company’s affairs.  If Full Value accomplished this, it would do so without paying the Company’s stockholders a premium for their shares, which would generally be the case if Full Value sought control through a tender offer or a merger.

Mellissa Campbell Duru, Esq.	January 29, 2009

13.
SEC Comment:  Proposal 5 is a recommendation that the Company pursue a “liquidity event.”  The Board opposes Proposal 5 by noting that it has recently formed a Strategic Planning Committee to “explore strategic alternative strategies for the Company."  We understand this objective to include a possible liquidity event; therefore, it is not clear why the formation of the Committee for this purpose is cited as an explanation for the Board’s opposition to Proposal 5.  Please revise to explain.

Company Response:  The disclosure has been revised to indicate that in contrast to Bulldog's proposal to force what management views as a fire-sale of the Company in a depressed economic market, the Company believes that expanding the Company through select opportunities will deliver higher value to stockholders and make the Company more attractive to potential buyers when the financial markets recover.  The language has been clarified to indicate that the current Board of Directors remains open to a sale or merger of the Company, but believes that an immediate fire-sale “liquidity event” would bring a price significantly below its fair value.  See under heading “Statement by the Board in Opposition to Proposals 4 and 5”.

Appendix A

14.
SEC Comment:  Please update the information required by Item 5(b)(iv) of Schedule 14A regarding the amount of equity securities beneficially owned by the participants as of the most recent practicable date prior to the filing of the definitive proxy statement.

Company Response:  The information has been updated through January 26, 2009.

Form of Proxy Card

15.	SEC Comment: Rule 14a-4(c)(3) contemplates the use of discretionary authority only for matters unknown “a reasonable time before the solicitation.” Please clarify this on the proxy card.

Company Response:  The requested clarification has been made on the proxy card.

Mellissa Campbell Duru, Esq.	January 29, 2009

Closing Comments

The Company hereby acknowledges that:

1.  the Company and its officers and directors (i.e., the participants) are responsible for the adequacy and accuracy of the disclosure in the filing;

2.  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3.  the participants may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the foregoing, please call Laura R. Kuntz. (973-597-2398) or Jeffrey M. Shapiro (973-597-2470, both of Lowenstein Sandler PC, or Dennis J. Block (212-504-5555) of Cadwalader, Wickersham & Taft, LLP.

Very truly yours

WILSHIRE ENTERPRISES, INC.

By:	/s/ Sherry Wilzig Izak
Sherry Wilzig Izak
Chairman and Chief Executive Officer

cc:          Peter H. Ehrenberg, Esq.
Laura R. Kuntz, Esq.
Jeffrey M. Shapiro, Esq.
Dennis J. Block, Esq.